Exhibit 20.1

                                             January 19, 2000


      CROWN JEWEL PROJECT RECEIVES UNFAVORABLE COURT RULINGS

DENVER, COLORADO - Crown Resources Corporation today announced that the Crown Jewel gold project received unfavorable rulings concerning the previously issued 401-Water Quality Permit and various water rights permits before Washington state's Pollution Control Hearings Board ("PCHB"). The PCHB ruled against the Department of Ecology ("DOE") and Battle Mountain Gold Company by upholding the appeal of the water rights and 401-Water Quality Permit by special interest groups challenging the project.

Christopher E. Herald, President and CEO of Crown, stated, "This decision is being reviewed with Battle Mountain Gold to determine our next course of action. We were shocked by the court's decision reversing eight years of diligent work by the Department of Ecology which had previously determined that the project met all legal standards regarding these permits. Although this decision will further delay the project's start-up, we remain determined to see that Crown Jewel goes into production. It is not only important to
Crown Resources and its shareholders, but also to the local economy which continues to suffer with high unemployment."

The Crown Jewel gold deposit contains approximately 1.6 million ounces of gold at an average grade of 0.188 ounces of gold per ton.
Battle Mountain Gold Company is earning a 54% interest in the project. The project will result in over 150 highly paid jobs for a period of approximately ten years.

Crown is a U.S. domiciled gold exploration company with properties in the U.S. and Mexico and a 57%-equity interest in Solitario Resources Corporation (SLR-Toronto Stock Exchange). Crown is traded on the NASDAQ National Market System under the trading symbol CRRS and on the Toronto Stock Exchange under the symbol CRO.

FOR MORE INFORMATION, CONTACT:

Christopher E. Herald - (303) 534-1030
Debbie W. Mino         - (800) 229-6827
E-mail:                         dwmino@compassnet.com

The information set forth above includes "forward-looking" statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and is subject to the safe harbor created by those sections. Factors that could cause results to differ materially from those projected in the forward-looking statements include, but are not limited to, the timing of receipt of necessary g overnmental permits, the results of judicial proceedings, the market price of gold, results of current exploration activities and other risk factors.